UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

BEACON POWER CORPORATION

(Exact Name of Registrant as Specified in Charter)

DELAWARE (State or Other Jurisdiction of Incorporation)	04-3372365 (IRS Employer Identification No.)
234 BALLARDVALE STREET WILMINGTON, MA (Address of Principal Executive Offices)	01887 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class

of securities pursuant to Section 12(g) of the

Exchange Act and is effective pursuant to

General Instruction A.(d), please check the

following box. ☒

Securities Act registration statement file number to which this form relates: 333-43386

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share (including associated Series A Junior Participating Preferred Stock purchase rights)	The NASDAQ Capital Market

EXPLANATORY NOTE

Beacon Power Corporation, a Delaware corporation (“Beacon”) is filing this Amendment No. 2 to Form 8-A to amend and restate the information set forth in the Registration Statement on Form 8-A dated October 11, 2000, as amended by the Amendment No. 1 to Form 8-A dated November 16, 2000 (the “Original Form 8-A”).

Item 1 of the Original Form 8-A is hereby amended and restated to read as follows:

Item 1.	Description of Registrant’s Securities to be Registered.

Beacon is authorized by its Sixth Amended and Restated Certificate of Incorporation to issue an aggregate of 110,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The following summary of provisions of Beacon's securities, various provisions of Beacon's corporate charter, by-laws and Rights Agreement, as amended, and provisions of applicable law is not intended to be complete and is qualified by reference to the provisions of applicable law and to Beacon's corporate charter, by-laws and Rights Agreement, which Beacon has previously filed with the SEC.

Common Stock

The holders of Beacon common stock have one vote per share. Holders of Beacon common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of common stock present in person or represented by proxy, voting together as a single class.

Preferred Stock

Beacon's Sixth Amended and Restated Certificate of Incorporation authorizes the Beacon board of directors, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock, in one or more series and to establish the rights, preferences, privileges and restrictions of any series of preferred stock, including dividend rights, dividend rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any designated series. Beacon may, from time to time, amend its Sixth Amended and Restated Certificate of Incorporation to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of both a majority of the members of the board of directors then in office and a majority of the voting power of all of the shares of capital stock entitled to vote for directors, without a separate vote of the holders of preferred stock or any series of preferred stock unless a separate vote of any such holder is otherwise required pursuant to the certificate of designations establishing a series of preferred stock.

Beacon has 10,000,000 shares of preferred stock authorized, of which 1,100,000 shares have been designated as Series A Junior Participating Preferred Stock, which may be issued upon the occurrence of a triggering event under Beacon's Rights Agreement.

Rights Agreement

On September 25, 2002, Beacon entered into a Rights Agreement with EquiServe Trust Company, N.A. (now known as Computershare Limited), pursuant to which the Beacon board of directors declared a dividend distribution of one preferred share purchase right for each share of Beacon common stock outstanding on October 7, 2002. The rights trade with, and are inseparable from, Beacon common stock until a distribution date occurs. Once the rights become exercisable, each right will allow its holder to purchase from Beacon one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $22.50, subject to adjustment from time to time. This portion of a preferred share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of Beacon common stock. Prior to exercise, the rights do not give their holders any dividend, voting or liquidation rights.

The rights only become exercisable on the earlier of: (a) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions, has become an acquiring person by beneficially owning 15% (except that such percentage is 35% for Perseus Capital, L.L.C. and persons who are beneficial owners through it) or more of Beacon outstanding common stock, or (b) such date, if any, as may be designated by the Beacon board of directors after the date of a person's or group's commencement of a tender or exchange offer the consummation of which would result in that person or group becoming an acquiring person.

Once a person or group becomes an acquiring person, the rights have the following "flip-in" and "flip-over" features:

•

Flip-In: If a person or group becomes an acquiring person, all holders of rights except the acquiring person may, for $22.50 per right, subject to adjustment from time to time, purchase shares of Beacon common stock with a market value two times the exercise price of such right.

•

Flip-Over:  If Beacon is later acquired in a merger or similar transaction after a distribution date has occurred, all holders of rights except the acquiring person may, for $22.50 per right, purchase shares of common stock of the acquiring corporation with a market value two times the exercise price of such right.

Each one one-hundredth of a preferred share, once issued:

•	will not be redeemable;
•	will entitle holders to quarterly dividend payments of $1.00, or an amount equal to 100 times the dividend paid on one share of Beacon common stock, whichever is greater;
•

will entitle holders upon liquidation either to receive $22.50 per share, subject to adjustment from time to time, or an amount equal to 100 times the payment made on one share of Beacon common stock, whichever is greater;

•	will have the same voting power as one share of Beacon common stock; and
•	if shares of Beacon common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a payment equal to the payment made on one share of Beacon common stock.

The value of one one-hundredth of a preferred share should approximate the value of one share of Beacon common stock.

Beacon may redeem the rights as a whole, but not in part, at any time prior to the earlier of (a) the close of business on the tenth business day following the first date of public announcement by Beacon or an acquiring person that an acquiring person has become such or (b) September 30, 2012, at a price of $0.01 per right. After the redemption period has expired, Beacon's right of redemption may be reinstated if an acquiring person reduces his beneficial ownership to less than 15% of the outstanding shares of Beacon common stock in a transaction or series of transactions not involving Beacon and there are no other acquiring persons.

The terms of the Rights Agreement may be amended by Beacon's board of directors without the consent of the rights holders with the exception of certain economic terms of the rights. After a distribution date has occurred, the board of directors may not amend the Rights Agreement in any way that adversely affects the holders of the rights.

Dividends

Holders of Beacon common stock will share ratably in any dividends declared by the Beacon board of directors. Dividends consisting of shares of Beacon common stock may be paid to holders of shares of Beacon common stock.

Other Rights

All holders of Beacon common stock are entitled to share ratably in any assets available for distribution to holders of shares of Beacon common stock upon Beacon's liquidation, dissolution or winding up. No shares of Beacon common stock are subject to redemption or have preemptive rights to purchase additional shares of Beacon common stock. The outstanding Beacon common stock is fully paid and nonassessable.

Warrants

Beacon has outstanding four series of warrants to purchase Beacon common stock. With the exception of the warrants issued by Beacon in connection with its November 2005 financing, as further described below, these warrants are now exercisable for shares of Beacon common stock.

The exercise price and the number of shares of Beacon common stock to be issued upon exercise of the warrants will be adjusted under certain circumstances, including:

•	subdivisions, stock dividends or combinations of Beacon common stock;
•	reclassifications, exchanges, substitutions, or in-kind distributions that result in a change in the number and/or class of the securities issuable upon exercise of the warrants;
•	reorganizations, mergers and similar transactions; and
•

the issuance of additional shares of Beacon common stock or securities convertible into Beacon common stock at a price per share less than the exercise price in effect immediately prior to the issuance of the additional securities.

Holders of the warrants are not entitled to receive dividends, vote, receive notice of any meetings of stockholders or otherwise have any right as stockholders.

As of the date of this Form 8-A/A, warrants outstanding were as follows:

Class F Preferred Stock Financing Warrant.          The warrant, originally issued in connection with Beacon's Class F Preferred Stock financing, is exercisable for 1,333,333 shares of Beacon common stock at an exercise price of $2.25 per share. In connection with the Investment Agreement among Beacon, Perseus Capital, L.L.C. and Perseus 2000 Expansion, L.L.C. dated April 22, 2005, Beacon extended, by two years, the term of the warrant. The holder of this warrant, Perseus Capital, L.L.C., may exercise the warrant at any time prior to its expiration on May 23, 2007.

April 2005 Financing Warrant. In connection with the investment in Beacon by Perseus 2000 Expansion, L.L.C., Beacon issued a warrant for 800,000 shares of Beacon common stock, at an exercise price of $1.008, which price may be adjusted from time to time.

November 2005 Financing Warrants.               As part of a financing transaction, Beacon issued warrants to purchase an aggregate of 2,960,527 shares of Beacon common stock to ten “accredited investors”. Each warrant is exercisable for a period of five years but may not be exercised until six months and one day after November 8, 2005, the date of the closing of the financing transaction. The per share exercise price for the warrant shares is $2.21, which may be adjusted from time to time.

Limitation of Liability and Indemnification

Beacon's Sixth Amended and Restated Certificate of Incorporation limits the liability of Beacon's directors, officers and various other parties whom Beacon has requested to serve as directors, officers, trustees or in similar capacities with other entities to it or its stockholders for any liability arising from an action to which such persons were party by reason of the fact that they were serving Beacon or at Beacon's request to the fullest extent not prohibited by the Delaware General Corporation Law.

Beacon has entered into indemnification agreements with its directors and officers. Subject to certain limited exceptions, under these agreements, Beacon will be obligated, to the fullest extent not prohibited by the Delaware General Corporation Law, to indemnify such directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were Beacon directors or officers. Beacon also maintains liability insurance for its directors and executive officers in order to limit Beacon's exposure to liability for indemnification of its directors and executive officers.

As of the date of this joint proxy statement, there is no pending material litigation or proceeding involving any of Beacon's directors, officers, employees or agents in which indemnification will be required or permitted.

Provisions of Certificate of Incorporation and By-laws Which May Have Anti-Takeover Effect

A number of provisions of Beacon's Sixth Amended and Restated Certificate of Incorporation and Amended and Restated By-laws concern matters of corporate governance and the rights of stockholders. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by Beacon's board of directors, including takeovers, which stockholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of Beacon common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with Beacon's staggered board of directors, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if the removal or assumption would be beneficial to Beacon's stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of stockholders, and could depress the market price of Beacon common stock. Beacon's board of directors believes that these provisions are appropriate to protect Beacon's interests and those of its stockholders. Beacon's board of directors has no present plans to adopt any further measures or devices, which may be deemed to have an "anti-takeover effect."

Special Meetings of Stockholders

Beacon's Amended and Restated By-laws provide that a special meeting of stockholders may be called only by its President or board of directors unless otherwise required by law. Beacon's Amended and Restated By-laws also provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, Beacon's Amended and Restated By-laws include notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at a special meeting of stockholders.

Director Vacancies and Removal

Beacon's Amended and Restated By-laws provide that vacancies in its board of directors may be filled only by the affirmative vote of a majority of the remaining directors. Beacon's Amended and Restated By-laws provide that directors may be removed from office with or without cause and only by the affirmative vote of holders of a majority of the shares then entitled to vote at an election of directors, except that directors elected by a particular class or series of stock can only be removed without cause by the affirmative vote of holders of a majority of shares of that series or class.

Amendment of By-laws

Beacon's Sixth Amended and Restated Certificate of Incorporation and Amended and Restated By-laws provide that its By-laws may be amended or repealed by Beacon's board of directors or by Beacon's stockholders. Such action by the board of directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of holders of at least two-thirds of the shares then entitled to vote.

Statutory Business Combination Provision

Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from consummating a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years after the date such person became an "interested stockholder" unless:

•

before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon the closing of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

•

following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of a least a majority of the outstanding voting stock. Neither Beacon's Sixth Amended and Restated Certificate of Incorporation nor Beacon's Amended and Restated By-laws contains any such exclusion.

Trading on the NASDAQ Capital Market System

Beacon's common stock is listed on the NASDAQ Capital Market, under the symbol "BCON."

Transfer Agent and Registrar

The name and address of the transfer agent and registrar for Beacon common stock is Computershare Limited, P.O. Box 219045, Kansas City, Missouri 64121-9045.

Item 2 of the Original Form 8-A is hereby amended and restated to read as follows:

Item 2.	Exhibits.

The following exhibits are filed as part of this Registration Statement:

Exhibit Number -------------	Description -----------------------------

4.1 (1)	Sixth Amended and Restated Certificate of Incorporation of Beacon Power Corporation
4.2 (1)	Amended and Restated By-laws of Beacon Power Corporation
4.3 (2)	Form of Common Stock Certificate

4.4 (3)	Rights Agreement dated September 25, 2002 between Beacon Power Corporation and EquiServe Trust Company, N.A.
4.5 (4)	Amendment No. 1 to Rights Agreement dated December 27, 2002 between Beacon Power Corporation and EquiServe Trust Company, N.A.

---------------------------------

(1)	Incorporated by reference from the Form S-1 filed on November 16, 2000 (File No. 333-43386).
(2)	Incorporated by reference from the Form S-3 filed on December 8, 2005 (File No. 333-130207).
(3)	Incorporated by reference from the Form 8-K filed on October 4, 2002 (File No. 001-16171).
(4)	Incorporated by reference from the Form 10-K filed on March 31, 2003 (File No. 001-16171).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BEACON POWER CORPORATION

By: _/s/ F. William Capp

Name: F. William Capp

Title: President and Chief Executive Officer

Date: February 28, 2006

INDEX TO EXHIBITS

Exhibit Number ------------	Description -----------------------------

4.1 (1)	Sixth Amended and Restated Certificate of Incorporation of Beacon Power Corporation
4.2 (1)	Amended and Restated By-laws of Beacon Power Corporation
4.3 (2)	Form of Common Stock Certificate

4.4 (3)	Rights Agreement dated September 25, 2002 between Beacon Power Corporation and EquiServe Trust Company, N.A.
4.5 (4)	Amendment No. 1 to Rights Agreement dated December 27, 2002 between Beacon Power Corporation and EquiServe Trust Company, N.A.

-----------------------------------------

(1)	Incorporated by reference from the Form S-1 filed on November 16, 2000 (File No. 333-43386).
(2)	Incorporated by reference from the Form S-3 filed on December 8, 2005 (File No. 333-130207).
(3)	Incorporated by reference from the Form 8-K filed on October 4, 2002 (File No. 001-16171).
(4)	Incorporated by reference from the Form 10-K filed on March 31, 2003 (File No. 001-16171).